SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

______

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

June 11, 2018

VIA EDGAR

Re:	BrightView Holdings, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-225277

Anne Nguyen Parker, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of BrightView Holdings, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Amendment No. 1 has been updated primarily to reflect the 2.33839-for-1 reverse stock split the Company effected on June 8, 2018, and the information dependent upon the reverse stock split, and to otherwise update its disclosure.

To assist the Staff’s review of Amendment No. 1, we will send blacklined copies of Amendment No. 1 against the Registration Statement, which was filed on May 30, 2018.

Please do not hesitate to call me at (212) 455-2948 with any questions or comments regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Effie Simpson
Theresa Brillant
Julia Griffith
J. Nolan McWilliams

BrightView Holdings, Inc.
Andrew V. Masterman
Jonathan M. Gottsegen

Davis Polk & Wardwell LLP
Byron B. Rooney Joseph A. Hall